UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended December 31, 2015

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ________ to _______

Commission File Number	Name of Registrant, State of Incorporation, Address and Telephone Number	I.R.S. Employer Identification No.
001-32462	PNM Resources, Inc. (A New Mexico Corporation) 414 Silver Ave. SW Albuquerque, New Mexico 87102-3289 (505) 241-2700	85-0468296

PNM RESOURCES, INC.
RETIREMENT SAVINGS PLAN
(Full title of the plan)

PNM Resources, Inc.
(Name of issuer)

414 Silver Ave. SW
Albuquerque, New Mexico 87102-3289
(Address of issuer's principal executive office)

PNM RESOURCES, INC. RETIREMENT SAVINGS PLAN

NOTE: The accompanying financial statements have been prepared in part for the purpose of filing with the Department of Labor's Form 5500. Supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants of PNM Resources, Inc. Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the PNM Resources, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information included in Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplemental information included in Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ MOSS ADAMS LLP

Albuquerque, New Mexico
June 15, 2016

PNM Resources, Inc. Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2015	2014

Investments, at fair value:
Registered investment companies	$464,681,737	$522,877,956
Collective investment trusts	82,798,557	49,029,653
PNM Resources, Inc. Common Stock Fund	8,482,865	9,216,439

Total investments at fair value	555,963,159	581,124,048

Receivables:
Employer contributions	483,669	480,617
Participant contributions	—	1,398
Notes receivable from participants	9,229,095	9,561,732
Total receivables	9,712,764	10,043,747

Net assets available for benefits	$565,675,923	$591,167,795

The accompanying notes are an integral part of these financial statements.

PNM Resources, Inc. Retirement Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2015

Additions to net assets:
Income:
Interest and dividend income from investments	$21,465,765
Net appreciation (depreciation) in fair value of investments	(21,148,028)
Interest income on notes receivable from participants	534,640
Other income	13,361

Total income, net	865,738

Contributions:
Participant contributions	18,864,594
Employer contributions	16,610,557

Total contributions	35,475,151

Net additions	36,340,889

Deductions from net assets:
Benefits paid to participants	61,623,574
Administrative and other expenses	209,187

Total deductions	61,832,761

Net increase (decrease) in net assets available for benefits	(25,491,872)

Net assets available for benefits, beginning of year	591,167,795

Net assets available for benefits, end of year	$565,675,923

The accompanying notes are an integral part of these financial statements.

PNM Resources, Inc. Retirement Savings Plan
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2015 and 2014
(1) Plan Description
The following description of the PNM Resources, Inc. (“PNMR” or the “Company”) Retirement Savings Plan (the “Plan”) is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

General

The Plan is a defined contribution plan sponsored by the Company covering all employees of the Company and adopting affiliates who meet the eligibility requirements as defined by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is administered by the PNMR Benefits Governance Committee (the “Committee”). The PNMR Corporate Investment Committee has the authority regarding investment oversight for the Plan. The PNMR Services Company Benefits Department also has responsibility for certain aspects of Plan administration.

Eligibility

Employees of the Company and its participating affiliates may participate in the employee deferral portions of the Plan as of the first payroll period after the employee enrolls. An employee becomes eligible to participate in the Company contributions portion of the Plan as of the first day of the payroll period after the employee completes three months of continuous service with the Company or its participating affiliates.

Employees of the Company and its participating affiliates who do not voluntarily elect to enroll in the employee deferral contributions portion of the Plan will be automatically enrolled in the employee deferral contributions portion of the Plan on the first day of the first payroll period after the employee has received notice of automatic enrollment and has been given a reasonable period in which to make an election. If an employee does not want to be automatically enrolled in the employee deferral contributions portion of the plan, the employee must affirmatively elect not to participate.

Contributions and Vesting

Eligible employees may contribute between 1% and 100% of compensation as defined by the Plan, limited by requirements of the Internal Revenue Code (“IRC”). For 2015, the maximum allowable pre-tax or Roth contribution was $18,000. The Plan also allows participants attaining the age of 50 or older by the end of the calendar year to make catch-up contributions in accordance with Section 414(v) of the IRC. The maximum catch-up contribution, either pre-tax or Roth, for 2015 was $6,000.

If an employee is automatically enrolled in the Plan, the Company and its participating affiliates will automatically withhold 3% of the participant's compensation each payroll period and contribute that amount on a before-tax basis to the participant's account in the Plan. All participants' before-tax contributions will be automatically increased by 1% on the first pay date each June until the participant reaches the greater of (1) 100% of available eligible earnings or (2) the maximum amount of before-tax contributions permitted by the IRC unless a participant affirmatively elects to not have the participant's contributions increased.

The Company provides a matching contribution of 75% of the participant's contributions up to 6% of the participant's eligible compensation (maximum Company matching contribution of 4.5%). The Company also contributes the following percentages of the participant's eligible compensation based on the participant's age:

Under 40 years of age	3%
40 - 44 years of age	5%
45 - 49 years of age	6%
50 - 54 years of age	8%
55 years of age or older	10%

PNM Resources, Inc. Retirement Savings Plan
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2015 and 2014

The retirement benefit provided by this Plan is dependent upon the contributions made by the employee, the Company match, and the age based contribution described in the above table, and the rate of return on the investments. Should an employee not participate in the matching contributions, a retirement benefit will be derived exclusively from the age based contributions made by the Company and return on investments. Should an employee take full advantage of the matching portions by contributing 6%, a retirement contribution ranging from 13.5% to 20.5%, subject to annual maximums established under the IRC, can be accrued each year along with any investment gain or loss.

Participants are fully vested in their contributions and earnings (losses) thereon. In addition, participants are vested in the Company's contributions to the participant's Plan account as soon as they are made.

Benefits

Upon termination of service for any reason, a participant may elect to receive benefits via a distribution in a lump sum, take installment distributions not to exceed a period longer than his or her life expectancy, direct a rollover of the account balance to another qualified plan or individual retirement account or leave the account in the Plan if the balance is $1,000 or greater.

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions, the Company's contributions, and the participant's share of the Plan's income and expenses. Allocations are based on participant account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Investment Options

Participants allocate their contributions among various investment options.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum aggregate equal to the lesser of $50,000 or 50% of their account balance. Amortization periods may not exceed five years, except for loans for the purchase of a primary residence, which may be repaid over a longer period of time as determined by the Committee. All loans shall be repaid with a substantially level amortization of both principal and interest on a schedule prescribed by the Committee with payments made at least quarterly. Any loan is secured by 50% of the balance in the participant's account and bears interest at a rate commensurate with the interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances, as determined by the Committee. Outstanding loans at December 31, 2015 have interest rates ranging from 5.75% to 10.75% and mature through October 2025.

Plan Termination

Although it has not expressed any interest to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would continue to be 100% vested in their account balances remaining after the final allocation of expenses and fund profits or losses.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the

PNM Resources, Inc. Retirement Savings Plan
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2015 and 2014

financial statements, the reported amounts of revenues and expenses during the reporting period, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Income Recognition

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. The net appreciation (depreciation) in fair value of investments includes both realized gains (losses) and unrealized appreciation (depreciation).

Investment Valuation

Investments of the Plan are stated at fair value. See Note 5. Fair values of Plan investments in registered investment companies and one collective investment trust (“CIT”) are based on quoted market prices, which equal the net asset value ("NAV") of shares held by the Plan at year-end. The PNM Resources, Inc. Common Stock Fund is valued at its year-end unit closing price. GAAP provides a practical expedient that allows NAV to be considered fair value for investments in certain investment companies for which a readily determinable fair value is not available. The Plan invests in a Retirement Savings Trust fund, which is a CIT, that seeks to provide current and stable income. That fund provides for the collective investment of assets of tax-exempt pension and profit sharing plans, primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by bond trusts. There is not a readily determinable fair value for the Retirement Savings Trust fund and the Plan utilizes NAV as the fair value of that CIT in accordance with the practical expedient. Purchases and sales of investments are reflected on a trade-date basis.

In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2015-07, Fair Value Measurement (Topic 820) - Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which removed the requirement to categorize within the fair value hierarchy investments for which fair value was estimated using the NAV practical expedient. As permitted by ASU 2015-07, the Plan adopted it as of December 31, 2015 and applied it retrospectively to 2014. Accordingly, the Retirement Savings Trust fund, which was previously classified as a Level 2 investment, is no longer categorized within the fair value hierarchy (Note 5). Disclosures for December 31, 2014 have been modified to be consistent with 2015.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plan (Topic 960); Defined Contribution Plan (Topic 962); Health and Welfare Benefit Plans (Topic 965). As a result of the new guidance in ASU 2015-12, the Plan has determined that fair value for the Retirement Savings Trust fund is equal to contract value. Previously, the December 31, 2014 Statements of Net Assets Available for Benefits presented the Retirement Savings Trust fund at fair value and then applied an adjustment to contract value in arriving at net assets available for benefits at year end and the Statement of Changes in Net Assets Available for Benefits was prepared on a contract value basis. As permitted by ASU 2015-12, the Plan has adopted it in the year ended December 31, 2015 and has applied it retrospectively to the December 31, 2014 Statement of Net Assets Available for Benefits. Accordingly, the December 31, 2014 adjustment to contract value of $1,503,570 has been removed from the 2014 Statement of Net Assets Available for Benefits presented herein and the fair value of the Retirement Savings Trust fund has been reduced by that amount. The application of ASU 2015-12 had no impact on the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2015. ASU 2015-12 also eliminated the requirement for certain other disclosures previously presented. Accordingly, the disclosures no longer required have been removed from those presented for 2014.

Participants do not have a beneficial ownership in the specific underlying securities in any of the investments (except for the PNM Resources, Inc. Common Stock), but have an interest therein represented by units valued as of the last business day of the period.

PNM Resources, Inc. Retirement Savings Plan
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2015 and 2014

Notes Receivable from Participants

Participant loans are classified as notes receivable from participants and measured at their unpaid principal balance, plus accrued but unpaid interest at the end of the period.

Risks and Uncertainties

The Plan invests in various investment securities. Investments are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Administrative Expenses

The Company and participants share in the administrative expenses of the Plan, except for the administrative costs of the investment funds and loan processing fees that are all paid by the participants.

Payment of Benefits

Benefits are recorded when paid.

Subsequent Events

GAAP defines subsequent events as events or transactions that occur after the date of the statement of net assets available for benefits but before financial statements are issued or are available to be issued. Based on their nature, magnitude, and timing, certain subsequent events may be required to be reflected at the date of the statement of net assets available for benefits and/or required to be disclosed in the financial statements. The Plan has evaluated subsequent events as required by GAAP.

(3) Tax Status

The Internal Revenue Service (“IRS”) issued a favorable determination letter dated September 19, 2013, which states that the Plan and the related trust are designed in accordance with applicable sections of the IRC. Therefore, the Plan’s net investment income is exempt from income taxes. The Plan has been amended since the determination letter was requested. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

GAAP requires the Plan to evaluate tax positions and recognize tax assets (liabilities) for uncertain tax positions that more likely than not would not be sustained upon examination by the IRS. The Plan has no uncertain tax positions taken or expected to be taken as of December 31, 2015 and 2014. The Plan is subject to routine audits by taxing jurisdictions. The Plan is no longer subject to income tax examinations for reporting years prior to December 31, 2011.

(4) Party-in-Interest

The Plan presently holds shares of the Company's stock. Participants are allowed to invest their accounts in the PNMR Common Stock Fund. In addition, the Plan invests in shares of investment funds managed by an affiliate of Vanguard Fiduciary Trust Company (“VFTC”). VFTC acts as the Trustee for only those investments as defined by the Plan. Transactions in these investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

PNM Resources, Inc. Retirement Savings Plan
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2015 and 2014
(5) Fair Value Disclosures
GAAP defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value is based on current market quotes as available and is supplemented by modeling techniques and assumptions made by the Plan to the extent quoted market prices are not available.

The Plan determines the fair values of the investments required to be carried at fair value, based on the fair value hierarchy established in GAAP, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. GAAP describes three levels of inputs that may be used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. The Plan has no Level 2 or Level 3 investments. Transfers between investment levels are recognized at the end of the period. The Plan had no transfers between levels during the year ended December 31, 2015.

Investments measured at fair value consisted of the following types of investments, which are all classified as Level 1 according to the fair value hierarchy:

	December 31
	2015	2014
Categorized investments:
Registered investment companies	464,681,737	522,877,956
Collective investment trust	31,525,539	—
PNM Resources, Inc. Common Stock Fund	8,482,865	9,216,439
	504,690,141	532,094,395
Uncategorized investments:
Collective investment trust	51,273,018	49,029,653
Total investments measured at fair value	$555,963,159	$581,124,048

(6) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the amounts reflected in the Department of Labor Form 5500:

	December 31,
	2015	2014

Net assets available for benefits per the financial statements	$565,675,923	$591,167,795
CIT contract value adjustment	—	1,503,570

Net assets available for benefits per the Form 5500	$565,675,923	$592,671,365

The following is a reconciliation of the net increase (decrease) in assets per financial statements to the amounts reflected in the Form 5500:

Year Ended
December 31, 2015

Net increase (decrease) in net assets available for benefits per the financial statements	$(25,491,872)
CIT contract value adjustment at December 31, 2014	(1,503,570)

Net increase (decrease) in net assets available for benefits per Form 5500	$(26,995,442)

Schedule I

PNM Resources, Inc. Retirement Savings Plan
EIN 85-0468296, Plan No. 005

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2015

Identity of Issue		Description of Investment	Cost	Carrying Value

Investments at Fair Value
*	Vanguard Wellington Fund	Registered investment company	**	$67,317,410
*	Vanguard Index Fund	Registered investment company	**	64,523,310
*	Vanguard PRIMECAP Fund	Registered investment company	**	59,956,528
*	Vanguard Prime Money Market Fund	Registered investment company	**	40,174,479
*	Vanguard Windsor II Fund	Registered investment company	**	26,810,880
*	Vanguard Target Retirement Income	Registered investment company	**	13,334,665
*	Vanguard Target Retirement 2010	Registered investment company	**	3,850,942
*	Vanguard Target Retirement 2015	Registered investment company	**	22,132,411
*	Vanguard Target Retirement 2020	Registered investment company	**	10,685,435
*	Vanguard Target Retirement 2025	Registered investment company	**	37,917,201
*	Vanguard Target Retirement 2030	Registered investment company	**	5,477,681
*	Vanguard Target Retirement 2035	Registered investment company	**	22,157,424
*	Vanguard Target Retirement 2040	Registered investment company	**	2,925,842
*	Vanguard Target Retirement 2045	Registered investment company	**	19,008,191
*	Vanguard Target Retirement 2050	Registered investment company	**	2,715,539
*	Vanguard Target Retirement 2055	Registered investment company	**	993,939
*	Vanguard Target Retirement 2060	Registered investment company	**	418,512
*	Met West Total Ret Bond P	Registered investment company	**	38,787,389
*	Pzena IntrntlExp VACWI I 1	Collective investment trust	**	31,525,539
*	Wells Fargo Advantage Discovery Fund Institutional	Registered investment company	**	18,480,389
*	MndrIntgrty SmMdCap Val Y	Registered investment company	**	7,013,570
*	PNM Resources, Inc. Common Stock Fund	Company stock fund	**	8,482,865
*	Vanguard Retirement Savings Trust IV	Collective investment trust	**	51,273,018

	Total investments at fair value			555,963,159

*	Notes receivable from participants	5.75% - 10.75%, maturing through October 2025	**	9,229,095

				$565,192,254

*	Represents a party-in-interest.
**	Participant-directed investment, cost not required.

EXHIBIT INDEX

Exhibit Number:

23.1	Consent of Moss Adams LLP.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

PNM RESOURCES, INC.
Retirement Savings Plan
(Name of Plan)

Date: June 15, 2016	By:	/s/ Laurie S. Monfiletto
Laurie S. Monfiletto
PNM Resources, Inc.
Vice President, Human Resources